Exhibit 21.1

List of Subsidiaries of LeeWay Services, Inc.

-	LeeWay Capital, Inc.
-	eCommerce Funding LLC
-	eCommerce Financing LLC
-	LeeWay Transport, Inc.
-	LeeWay Freight Lines, Inc.
-	LeeWay Global Logistics LLC